Exhibit 12.2

YSMD, LLC

745 5th Ave, Suite 500

New York, NY 10151

March 9, 2026

To the Manager Member of YSMD, LLC:

We are acting as counsel to YSMD, LLC, a Delaware series limited liability company (the “Company”) with respect to the preparation and filing of an offering statement on Form 1-A. The offering statement cover sthe contemplated sale of membership interest (the “Series Interests”) in each of the applicable series of the Company (each, a “Series”) as set forth on Schedule 1 hereto (each, an “Offering”).

In connection with the opinion contained herein, we have examined the offering statement, the certificate of formation of the Company and each amendment thereto through the date hereof, its Amended and Restated Limited Liability Company Agreement, and the Series Designation of each such Series, as amended through the date hereof, as well as all other documents necessary to render an opinion. In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies.

Based upon the foregoing, we are of the opinion that the Series Interests of each Series being sold pursuant to the offering statement have been authorized by all necessary series limited liability company actions of the Company and, when issued in the manner described in the offering statement, will be validly issued, fully paid and non-assessable.

No opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the offering statement or any portion thereof.

We further consent to the use of this opinion as an exhibit to the offering statement.

Yours truly,

/s/ CrowdCheck Law LLP

CrowdCheck Law LLP

Schedule 1

Series A

Series 2340 Hilgard

Series Buttonwood 19-3

Series 33 Mine Street

Series Buttonwood 21-2